                                                             RULE 424(b)(3)
                                                             FILE NO. 33-92294


                             PROSPECTUS SUPPLEMENT
                             DATED OCTOBER 1, 1996
                     TO PROSPECTUS DATED SEPTEMBER 6, 1996


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                              BIKERS DREAM, INC.

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         THE ATTACHED PROSPECTUS FOR BIKERS DREAM, INC. (THE "COMPANY") IS
HEREBY SUPPLEMENTED AS FOLLOWS:

         On September 9, 1996, the Company's Board of Directors accepted the resignation of Dennis Campbell as President, Chief Executive Officer and director. The Company transferred its Clearwater, Florida store location to Mr. Campbell, including the assets of the store and dealership rights in the Clearwater/Tampa Bay marketplace, in exchange for 950,000 shares of the Company's common stock owned by Mr. Campbell.

         On September 10, 1996, the Company's Board of Directors appointed Donald J. Duffy and Rowland W. Day II as co-chairmen and co-chief executive officers. Messrs. Duffy and Day previously were directors of the Company. Also on September 10, 1996, Richard King, Jr. resigned as a director and as Secretary of the Company.

         On September 13, 1996, the Company accepted the resignation of William Gresher, as a director and Chief Financial Officer. Donald J. Duffy, co-chairman and co-chief executive officer, agreed to assume the duties of Chief Financial Officer.

         On September 16, 1996, the Company announced that it had signed an agreement to form a joint venture with Mull Acres Investments, Inc., whose Ultra Kustom Cycles division of Riverside, California, is a manufacturer of custom V-twin motorcycles and show-bikes. The joint venture will act as the exclusive distributor of Ultra Kustom Cycles. Additionally, all direct retail sales of Ultra Kustom Cycles in Southern California, Sacramento, California, and Dallas, Texas, will now be sold through the Company's retail stores. Ultra Kustom Cycles will close its Riverside, California, showroom and transfer key sales personnel to the Company's store locations to provide expertise in motorcycle sales, product knowledge and store management. The joint venture is in the form of a California limited liability company known as Ultra Bikers, LLC.

         In order to increase the production of Ultra Kustom Cycles to one hundred bikes per month, the Company has agreed in the Ultra Bikers LLC Operating Agreement to loan the joint venture $2,000,000 over the next ninety days. The Company has secured an investment commitment to meet this funding obligation. Additionally, the Company has announced that it has acquired an option to purchase Ultra Kustom Cycles and Ultra Kustom Parts, also a division of Mull Acres Investments, Inc., for total consideration consisting of $4,000,000 options to purchase 2,500,000 shares of the Company's Common Stock. The Company must exercise its option after August 31, 1997, subject to the consent of Ultra Kustom Cycles.

         Ultra Kustom Cycles has been producing custom motorcycles for over two years. The motorcycles retail for approximately $15,900 to $24,900 depending on the model. Currently, Ultra Kustom Cycles manufactures 6 models. Ultra Kustom Parts has also been operational for approximately two years, and produces approximately 126 motorcycle parts. Parts production includes both original equipment parts and custom high performance parts for the cruiser segment of the motorcycle industry. Under separate distribution agreements, Ultra Kustom Parts will also provide the Company with components manufactured by third parties. Key personnel of Ultra Kustom Cycles, including Carl "Vini" Bergeman and Kraig Kavanagh, will contribute a significant amount of their time to the Company, providing expertise in motorcycle sales, product knowledge and store management.